SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

For Immediate Release

ON TRACK INNOVATIONS LTD. (OTI) APPROVED FOR LISTING ON
NASDAQ NATIONAL MARKET (NMS)

CEO to Ring the NASDAQ Stock Market Opening Bell on First Day of Trading –
Monday, December 20, 2004

Fort Lee, NJ – December 17, 2004 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based smart card solutions, for homeland security, micropayments, petroleum payments and other applications, today announced that the NASDAQ National Market System (NMS) has approved OTI’s listing application. The Company common stock will be eligible for trading on the NMS effective Monday, December 20, 2004, and to celebrate the occasion, Oded Bashan, OTI Chairman and CEO will open the NASDAQ market. The trading symbol for common stock will continue to be OTIV.

OTI’s common stock has been trading on the NASDAQ Small Cap Market since November 2002. The Company’s initial public offering was in August, 1999, in the Neuer Market in Germany.

In addition, the Company has been invited to participate in the Market Open ceremony at the NASDAQ Stock Market on Monday, December 20, 2004. Oded Bashan, the Company’s President & CEO, Guy Shafran CFO, and Ohad Bashan, President & CEO of OTI America and Head of Global Marketing, together with other invited guests, will participate in the Market Open ceremony.

Charlotte Crosswell, Head of NASDAQ International commented: “we are delighted to be part of OTI’s growing success. Trading on the National Market can provide greater exposure, higher trading volumes and a larger audience of potential investors.”

Mr. Oded Bashan, President & CEO of OTI said, “This listing on the NASDAQ National Market, often considered the world’s premier stock market for high-tech companies, is an important milestone for OTI. We hope that this move will provide greater visibility for a larger investor base. We’re also honored by NASDAQ to ring its opening bell on this auspicious occasion for our company.”

The opening bell is provided live via satellite feed and is available from 9:20 a.m. to 9:35 a.m. on uplink IA-5 C-band/transponder 14. The downlink frequency is 3980 horizontal; audio: 6.2/6.8. The feed can also be found on Waterfront fiber 1623. The Market Open can also be accessed via NASDAQ web cam at the following link:
http://www.nasdaq.com/reference/marketsite_about.stm under the heading MarketSite Live Web Cam. To obtain a hi-resolution photograph of the Market Open, please go to http://www.nasdaq.com/reference/marketsite_events.stm and click on OTI opening bell.

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micro payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard International, Atmel, BP, Scheidt & Bachmann, EDS, Repsol, and the Government of Israel. For more information on OTI, visit www.otiglobal.com

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.
This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

OTI Contact:	IR Contact::	Media Relations:
Galit Mendelson	Paul Holm	Adam Handelsman
Director of Corporate Communication	PortfolioPR	5W Public Relations
201 944 5200 ext. 111	212 736 9224	212 999 5585
galit@otiglobal.com	pholm@portfoliopr.com	ahandelsman@5wpr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: December 20, 2004